FORM 6K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 16d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 001-32345

CARDERO RESOURCE CORP.

(translation of registrant’s name into English)

1901 – 1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

_____

Form 40-F

__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K  if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitted the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-__________.

We hereby amend our Report on Form 6-K dated April 29, 2005, by adding the below four figures which have been revised from the original figures in the Geological Report on the the Pampa de Pongo Property attached to the Report on Form 6-K filed on April 29, 2005 to accommodate the filing size. These figures have been reviewed and approved for inclusion by the author. The original figures may be viewed in the Company's offices at Suite 1901, 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 during office hours of 8:00 a.m. to 4:30 p.m. Monday to Friday.

Exhibits

1.	Report Note to Read
2.	Pampa de Pongo Geology and Drill Hole Locations
3.	Geological N - S Section (A-A'), outline of 3D magnetic body and geochemistry results, Central Zone, Pampa de Pongo
4.	Geological E - W Section (B-B'), outline of 3D magnetic body and geochemistry results, Central Zone, Pampa de Pongo
5.	Geological NW - SE Section (C-C'), and geochemistry results, South Zone, Pampa de Pongo . (See Section's A-A', B-B' for legend)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CARDERO RESOURCE CORP.
/s/ Marla K. Ritchie
Date: June 10, 2005	Name: Marla K. Ritchie Title: Chief Financial Officer

In connection with the Company’s listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at July 31, 2004.